

October 8, 2010

Mr. Pete J. Mangan
Executive Vice President and Chief Financial Officer
Trident Microsystems, Inc.
1170 Kifer Road
Sunnyvale, California 94086-5303

> **Re:** **Trident Microsystems, Inc.**
> **Form 10-KT for the Transition Period Ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 0-20784**

Dear Mr. Mangan:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief